

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2010

Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

> RE: **Blue Ridge Real Estate Company**
> **Form 10-K for the period ended October 31, 2008; Form 10-Q for the period**
> **ended July 31, 2009; and Form 10-K for the period ended October 31, 2009**
> **Filed January 29, 2009; September 14, 2009; and February 22, 2010**
> **File No. 0-02844**

Dear Mr. Dietterick:

We have reviewed your response letter dated September 13, 2010 and Form 10-Q/A filed November 12, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

1. We have reviewed your responses to our previous comments. Based on your responses and telephone conversations, we understand that management intends to obtain a new valuation of the golf course property and the adjacent land. Please confirm that you will continue assess the appropriateness of the carrying values assigned to these properties and that you will make any adjustments deemed necessary subsequent to obtaining the results of the new appraisal.

Form 10-Q/A for the quarterly period ended July 31, 2009

General

2. Please amend to label the financial statements as 'restated' and to include a footnote describing the restatement and to show the effect on each line item and any per share amounts affected by the correction. See ASC 250-10 for reference.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant